Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change March 26, 2009
Item 3	News Release The news release dated March 26, 2009 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analysts Networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported that the underwriters of its recent public offering have exercised, in part, their over-allotment option and will purchase an additional 375,713 common shares at US$17 per share.  The option was granted pursuant to the public offering of 5.45 million common shares, at an offering price of US$17 per share, which closed on February 27, 2009.  The gross proceeds from the exercise of the over-allotment option will total approximately US$6.4 million.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated March 26, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 26th day of March, 2009

March 26, 2009	News Release 09-11

SILVER STANDARD ANNOUNCES EXERCISE OF
OVER-ALLOTMENT OPTION

Vancouver, B.C. – Silver Standard Resources Inc. (nasdaq: ssri; tsx: sso) reports that the underwriters of its recent public offering (the “Offering”) have exercised, in part, their over-allotment option and will purchase an additional 375,713 common shares at US$17.00 per share.  The option was granted pursuant to the Offering of 5.45 million common shares, at an offering price of US$17.00 per share, which closed on February 27, 2009.  The gross proceeds from the exercise of the over-allotment option will total approximately US$6.4 million.

The company intends to use the net proceeds from the over-allotment option for the development of mineral properties, working capital requirements, to repay indebtedness outstanding from time to time or for other general corporate purposes.

UBS Securities Canada Inc. acted as lead manager of the Offering.  Deutsche Bank Securities Inc.; Credit Suisse Securities (USA) LLC; Dahlman Rose & Co., LLC; Morgan Stanley & Co. Incorporated; Scotia Capital Inc.; Blackmont Capital Inc.; GMP Securities L.P.; National Bank Financial Inc.; and Salman Partners Inc. acted as co-managers of the Offering.

A copy of the final prospectus supplement and the short form base shelf prospectus may be obtained in Canada from UBS Securities Canada Inc. at 161 Bay Street, Suite 4100, Toronto, Ontario M5J 2S1 (416-364-2201 telephone) or in the United States from UBS Securities LLC at 299 Park Avenue, New York, NY 10171 (212-821-3000 telephone).

This news release shall not constitute an offer to sell or a solicitation of an offer to buy common shares nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements: Statements in this news release relating to the offering, the underwriters’ over-allotment option,  and the anticipated use of proceeds are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the exercise of the over-allotment option, the need to satisfy the conditions set forth in the underwriting agreement relating to the exercise of the over-allotment option; the need to satisfy regulatory and legal requirements with respect to the exercise of the over-allotment option; the company’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the company may carry on business; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President & CEO Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com